Exhibit 99.1

XCHG Limited Announces Partial Exercise of Over-Allotment Option in Initial Public Offering

HAMBURG, Germany, October 11, 2024 – XCHG Limited (“XCharge” or the “Company”) (NASDAQ: XCH), a global leader in integrated EV charging solutions, today announced that the underwriter of the Company’s initial public offering (the “IPO”) has partially exercised its option (the “Over-Allotment Option”) to purchase an additional 128,888 American Depositary Shares (“ADSs”) of the Company at the initial public offering price of US$6.20 per ADS. Each ADS represents 40 Class A ordinary shares of the Company. Total gross proceeds to the Company from the offering, including funds received from the prior closing and exercise of this option are approximately $21.5 million, before deducting underwriting discounts, commissions, and other offering expenses payable by the Company.

US Tiger Securities, Inc. is acting as the sole underwriter for the offering.

A registration statement related to these offered securities has been filed with, and declared effective by, the United States Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting US Tiger Securities, Inc. at 437 Madison Avenue, 27th Floor, New York, NY 10022, United States, or by telephone at +1-646-921-7031, or by email at ECM@ustigersecurities.com.

About XCharge

XCharge, founded in 2015, is a global leader in integrated EV charging solutions. The Company offers comprehensive EV charging solutions which primarily include the DC fast chargers, the advanced battery-integrated DC fast chargers, as well as its accompanying services. Through the combination of XCharge’s proprietary charging technology, energy storage system technology, and accompanying services, the Company enhances EV charging efficiency and unlocks the value of energy storage and management. Committed to providing innovative and efficient EV charging solutions, XCharge is actively working towards establishing a global green future that is critical to long-term growth and development.

For more information, please visit: https://investors.xcharge.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Jenny Cai

Tel: +86 (10) 6508-0677

Email: XCharge@tpg-ir.com

Source: XCHG Limited